SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2002

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

Baiyun International Airport
Guangzhou, People's Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F.___X___ Form 40-F. ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ._______ No. ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") on July 12, 2002 published in two local newspapers in Hong Kong an announcement in Chinese and English clarifying that, instead of directly acquiring interest in Sichuan Airlines as reported in the recent press articles, the Company will set up a new entity in PRC for the purpose of the transaction. A copy of each of the announcement is included in this Form 6-K of the Company.

中國南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of directors of China Southern Airlines Company Limited (the "**Company**") noted the recent articles in the press about the Company acquiring certain interest in Sichuan Airlines. The Company would like to clarify that the Company is in negotiations with Sichuan Airlines and other parties (collectively "**Parties**") in setting up a new entity in PRC (the "**Transaction**") and the Company is not directly acquiring interest in Sichuan Airlines as otherwise reported in the press. The Company and the Parties are to negotiate and enter into a formal agreement in relation to the Transaction. If the Transaction materializes, it will constitute a transaction discloseable under paragraph 2 of the Listing Agreement. **Shareholders and potential investors should note that as the Transaction may or may not proceed, accordingly, shareholders and potential investors should exercise caution in dealing in the Company's shares** (the "**Shares**").

The board of directors of the Company noted the recent articles in the press about the Company acquiring certain interest in Sichuan Airlines. The Company would like to clarify that the Company is in negotiations with the Parties in relation to the Transaction and the Company is not directly acquiring interest in Sichuan Airlines as otherwise reported in the press. The Company and the Parties are to negotiate and enter into a formal agreement in relation to the Transaction.

Each of the Parties, and their respective shareholders, directors and employees are independent of the Company and its subsidiaries, and their promoter, supervisor, directors, chief executive, substantial shareholders and their respective associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange).

As of the date of this announcement, the terms of the Transactions have not been finalized and it is not clear when they will be finalized. If the Transaction materializes, it will constitute a transaction discloseable under paragraph 2 of the Listing Agreement. **Shareholders and potential investors should note that as the Transaction may or may not proceed, accordingly, shareholders and potential investors should exercise caution in dealing in the Shares.**

By order of the Board
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
July 11, 2002

China Daily July 12, 2002

中國南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

（在中華人民共和國註冊成立之股份有限公司）

公佈

中國南方航空股份有限公司（「本公司」）董事會注意到近期有關本公司收購四川航空公司若干權益之報導。本公司謹此澄清本公司現正與四川航空公司及其他訂約方（統稱「訂約方」）就於中國成立新公司（「交易」）進行磋商，而本公司並非如報導所述直接收購四川航空公司之權益。本公司與訂約方正進行磋商及就交易訂立一項正式協議。倘交易落實，其將構成一項根據上市協議第2段須予披露之交易。**務請股東及有意投資者注意，由於交易不一定落實，因此，股東及有意投資者於買賣本公司股份（「股份」）時務須審慎行事。**

本公司董事會注意到近期有關本公司收購四川航空公司若干權益之報導。本公司謹此澄清本公司現正與訂約方就交易進行磋商，而本公司並非如報導所述直接收購四川航空公司之權益。本公司及訂約方正進行磋商及就交易訂立一項正式協議。

各訂約方及彼等各自之股東、董事及僱員乃獨立人士，與本公司及其附屬公司及彼等之創辦人、監事、董事、行政總裁、主要股東及彼等各自之聯繫人士（定義見聯交所證券上市規則）概無關連。

於本公佈日期，交易之條款尚未落實，亦無明確顯示該等條款將於何時落實。倘交易落實，其將構成一項根據上市協議第2段須予披露之交易。**務請股東及有意投資者注意，由於交易不一定落實，因此，股東及有意投資者於買賣股份時務須審慎行事。**

承董事會命
公司秘書
蘇亮

中華人民共和國，廣州

二零零二年七月十一日

Hong Kong Commercial Daily
香港商報 July 12, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By ______________________

Name: Su Liang
Title: Company Secretary

Date: July 15, 2002